SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _____

Commission file number 1-4881

Avon Personal Savings Plan
1345 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10105-0196
(Full title and address of the plan)

AVON PRODUCTS, INC.
1345 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10105-0196
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

      Pursuant to the requirements of the Securities Exchange Act of 1934, the management committee for the Avon Personal Savings Plan, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Avon Personal Savings Plan

(Name of Plan)

Date: June 28, 2004	/s/ Janice Marolda Klettner

Janice Marolda Klettner
Vice President, Controller
Principal Accounting Officer

INDEX TO EXHIBITS

The following exhibits are being filed with this Annual Report on Form 11-K:

Exhibit No.

(23)	CONSENT OF EXPERTS AND COUNSEL.

23.1	Consent of PricewaterhouseCoopers LLP

(99)	ADDITIONAL EXHIBITS

99.1	Audited Financial Statements of Avon Personal Savings Plan as of December 31, 2003 and 2002 and for the years then ended.

99.2	Certification of Chairman of the Retirement Board of Avon Products, Inc. in accordance with Section 906 of the Sarbanes-Oxley Act of 2002.